KULR Technology Group, Inc.

555 Forge River Road, Suite 100

Webster, Texas 77598

(408) 663-5247

December 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	KULR Technology Group, Inc.
Registration Statement on Form S-3, as amended
File No. 333-280694

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Tuesday, December 24, 2024, or as soon thereafter as practicable.

Please contact Jay K. Yamamoto, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0604, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KULR TECHNOLOGY GROUP, INC.

By:	/s/ Michael Mo
Michael Mo
Chief Executive Officer